                                                                                                                                                                                       News Release

For Immediate Release

Eurand Reports Recent Developments and
Fourth Quarter and Full-Year 2009 Financial Results

Recent Developments:

•	Fourth quarter 2009 revenues were EUR 30.3 million ($43.4 million), up 18%, or 28% in constant currency, from the fourth quarter of 2008.

•	Full-year revenues in 2009 grew to a record EUR 120.6 million ($172.8 million), up 22%, or 18% in constant currency, from 2008.

•
November 2009, launched lead proprietary product ZENPEP® (pancrelipase) Delayed-Release Capsules, a pancreatic enzyme product (PEP) for the treatment of exocrine pancreatic insufficiency (EPI) due to cystic fibrosis (CF) or other conditions.

•	Granted patent for ZENPEP that will provide protection until at least February 20, 2028.

•
Increased total cash, cash equivalents and marketable securities to EUR 39.9 million ($57.2 million) at December 31, 2009, up EUR 17.2 million ($24.7 million) from December 31, 2008.  As previously disclosed, this includes $20.1 million in cash from the net proceeds of a public offering of 2,000,000 newly issued shares at $11.25 per share, completed October 27, 2009.

AMSTERDAM, The Netherlands, March 4, 2010 – Eurand N.V. (NASDAQ: EURX), a global specialty pharmaceutical company, today reported revenues for the fourth quarter of 2009 of EUR 30.3 million ($43.4 million), a 28% increase in constant currency from the fourth quarter of 2008. For the year ended December 31, 2009, revenues grew to a record EUR 120.6 million ($172.8 million), up 18% in constant currency from 2008.

“Eurand completed another strong quarter, highlighted by the launch of ZENPEP,” said Gearóid Faherty, Chairman and Chief Executive Officer.  “In addition, we expanded our commercial organization to support ZENPEP and completed a secondary offering that increased our cash balance.  The quarter capped off another outstanding year for Eurand that included two new drug approvals and a significant increase in revenues.  As 2010 unfolds, we look forward to another successful year, led by the ongoing launch of ZENPEP and continuing growth from several key partnered products such as AMRIX®, LAMICTAL® ODT™ and ULTRASE®.”

The strong growth in 2009 can be attributed primarily to revenues from Pancrelipase and from partnered products, AMRIX, a once-daily skeletal muscle relaxant marketed by Cephalon, and ULTRASE, a PEP marketed by Axcan.  Cephalon reported AMRIX sales of $30.6 million for the fourth quarter of 2009, a 17% increase from the fourth quarter of 2008, and $114.4 million for the full year in 2009, up 55% from 2008.  Eurand also benefited from revenues from LAMICTAL ODT, launched by GlaxoSmithKline in mid-2009 as a treatment for bipolar I disorder and epileptic seizures.

ZENPEP Launch Update

On November 30, 2009, Eurand announced the commercial availability of ZENPEP, with sales support provided by a specialty CF sales force composed of 16 Eurand sales people targeting the 120 accredited CF centers, satellites and other specialists who treat CF.  In addition, the Company contracted with Innovex, a Quintiles company, to promote ZENPEP to other high-volume PEP prescribers who commonly treat patients with EPI associated with other conditions such as chronic pancreatitis, pancreatic cancer and gastric surgery.  These 49 Innovex sales professionals call on key gastroenterologists, internal medicine specialists, family-practice physicians and oncologists.

Eurand continued to ship its low-cost Pancrelipase product to wholesalers until the launch of ZENPEP in late November.  In mid-December 2009, Eurand introduced PANCRELIPASE™ 5000, an authorized generic (AG) to the 5,000 unit dose of ZENPEP.  The AG is intended to retain the market share the unbranded Pancrelipase captured in 2009 in the low-dose segment of the gastroenterology market, which historically has moved to the lowest-cost product.

For the week ended February 19, 2010, Eurand’s total pancrelipase franchise (including Pancrelipase, ZENPEP, and the AG, PANCRELIPASE 5000) held 16.1% of total prescriptions in the coated PEP market, according to IMS Health Incorporated.  Performance by product is as follows:

Eurand Products	Total Weekly Rx*	Share of Coated PEP Market*
Pancrelipase	2,262	12.3%
ZENPEP	433	2.3%
PANCRELIPASE 5000	280	1.5%
Total	2,975	16.1%

*Source: IMS Health Incorporated

The Company noted that several factors have influenced ZENPEP’s and its AG’s  uptake, including an extensive initial sampling program, continued availability of Pancrelipase and the ongoing efforts to obtain full Medicaid and Medicare Part D reimbursement, which Eurand anticipates completing by the end of the first quarter of 2010.

“We expect to see prescription volume increase in the second quarter of 2010 as physicians and patients gain experience with ZENPEP from the sampling program, as Pancrelipase inventory is depleted and as the process for securing reimbursement for ZENPEP is completed,” said Faherty.  He added that the competitive landscape should be resolved following the FDA’s April 28, 2010 deadline for approval of New Drug Applications for PEPs.  Including ZENPEP, only two of the five currently marketed PEPs are FDA-approved.

ZENPEP Patent Granted

As announced on February 16, 2010, the U.S. Patent and Trademark Office granted U.S. Patent No. 7,658,918, entitled “STABLE DIGESTIVE ENZYME COMPOSITIONS”.  The patent should provide Eurand with protection on ZENPEP until at least February 20, 2028.

PRODUCT DEVELOPMENT PIPELINE UPDATE:

EUR-1008 – ZENPEP® (pancrelipase) Delayed-Release Capsules

•
During the fourth quarter, the European Medicines Evaluation Agency (EMEA) finalized its draft guidelines on the clinical development and evaluation of medicinal products, including PEPs, for the treatment of cystic fibrosis.  Eurand recently received feedback from the EMEA on the clinical and regulatory path forward for EUR-1008 in light of the guidelines, and the Company anticipates initiating a Phase III study in Europe in the second half of 2010.

EUR-1025 – Once-Daily Formulation of Ondansetron

•
As previously disclosed, Eurand conducted two pivotal pharmacokinetic studies of EUR-1025, a proprietary once-a-day oral modified-release formulation of ondansetron versus labeled dosages of an 8 mg dose of the anti-emetic drug Zofran® (ondansetron).  Based on the results of these studies, the Company expects that EUR-1025 has a similar efficacy and safety profile as 8 mg Zofran dosed three times a day.  During the fourth quarter, Eurand met with the FDA to present these data and discuss the future development of EUR-1025.  Based on the outcome of this meeting, the Company expects to submit to the FDA in the first half of 2010 a protocol for a Phase III study in post-operative nausea and vomiting.

EUR-1073 – CLIPPER™ (beclomethasone dipropionate)

•
Chiesi Farmaceutici S.p.A., the licensor of EUR-1073, a proprietary development product for the treatment of ulcerative colitis, has completed a Phase IIIb clinical study in Europe comparing CLIPPER™ to the current standard of care, prednisolone, in ulcerative colitis.  The results of this study showed that CLIPPER met the primary efficacy endpoint of non-inferiority.   Eurand is currently evaluating the future course of development of EUR-1073 in view of competitive positioning and other pipeline opportunities.

FOURTH QUARTER 2009 FINANCIAL RESULTS

Total revenues were EUR 30.3 million ($43.4 million) in the fourth quarter of 2009, an increase of approximately 18%, or 28% at constant currency rates, compared with the fourth quarter of 2008.

Product sales grew 34%, or 45% at constant currency rates, to EUR 25.9 million ($37.1 million) in the fourth quarter of 2009 compared with the same period of 2008. This increase can be attributed mainly to sales of ULTRASE to Axcan and sales of Eurand’s Pancrelipase product. Royalties were EUR 2.6 million ($3.7 million), up 4% at constant currency rates from the fourth quarter of 2008.  Development fees for the fourth quarter of 2009 were EUR 1.8 million ($2.6 million), down 50%, or 46% at constant currency rates, from the prior year period. Revenue from development fees can fluctuate from quarter to quarter because a significant portion of fees is recognized upon achievement of development milestones.

Cost of goods sold was EUR 15.9 million ($22.8 million) for the three months ended December 31, 2009, up 12%, or 22% at constant currency rates, compared with the same period in 2008. The margin on product sales was 38.5% versus 26.4% in the fourth quarter of 2008, reflecting the increased proportion of higher margin products within the total product sales figure.

Research and development (R&D) expenses were EUR 5.4 million ($7.7 million) for the three months ended December 31, 2009, down 25%, or 19% at constant currency rates, compared with the same period in 2008. Selling, general and administrative (SG&A) expenses of EUR 12.9 million ($18.5 million) were up 78%, or 95% at constant currency rates, compared with the fourth quarter of 2008. The increase in SG&A expenses is due primarily to costs associated with the launch of ZENPEP, including the expansion of Eurand’s sales force, product sampling and marketing and patient-support programs.

The operating loss for the fourth quarter of 2009 was EUR 4.6 million ($6.6 million) versus an operating loss of EUR 3.2 million ($4.6 million) in the comparable period of 2008.  Tax expense was an income of EUR 458,000 ($657,000) versus an income of EUR 403,000 ($578,000) in the fourth quarter of 2008. Net loss for the fourth quarter of 2009 was EUR 3.9 million ($5.6 million) or EUR (0.08) per diluted share ($(0.12) per share).  Net loss for the fourth quarter of 2008 was EUR 2.8 million ($4.0 million), or EUR (0.06) per diluted share ($(0.09) per share).

At December 31, 2009, cash, cash equivalents and marketable securities totaled EUR 39.9 million ($57.2 million). This included $20.1 million in cash from the net proceeds of a public offering of 2,000,000 shares completed on October 27, 2009.

YEAR-TO-DATE 2009 FINANCIAL RESULTS

For the year ended December 31, 2009, total revenues were EUR 120.6 million

($172.8 million), an increase of approximately 22%, or 18% at constant currency rates, compared with 2008.  The increase in revenues can be attributed primarily to sales of Pancrelipase and sales of ULTRASE to Axcan, and to higher royalties, notably from AMRIX by Cephalon.

Product sales grew 24%, or 20% at constant currency rates, to EUR 99.0 million ($141.9 million) in 2009 compared with 2008.  Royalties of EUR 10.7 million ($15.3 million) were up 32%, or 25% at constant currency rates, compared with 2008.  Development fees were EUR 10.9 million ($15.6 million), up 4%, or down 1% at constant currency rates, from the prior year.

Cost of goods sold was EUR 61.2 million ($87.7 million) for the year ended December 31, 2009, up 14% from the prior year, or 12% at constant currency rates. The margin on product sales was 38.2% in 2009 versus 32.7% in 2008, reflecting the increased proportion of higher margin pancreatic enzyme products within the total product sales figure.

R&D expenses were EUR 23.6 million ($33.8 million) in 2009, up 16%, or 12% at constant currency rates, compared with 2008. SG&A expenses of EUR 37.4 million ($53.6 million) were up 23%, or 22% at constant currency rates, versus 2008.

For the full-year 2009, operating loss was EUR 3.4 million ($4.8 million). For 2008, operating result was an income of EUR 16.9 million ($24.2 million).  On September 5, 2008, Eurand received $25 million in cash from UCB, Inc. as part of a $35 million litigation settlement. This translated at the then current exchange rate of approximately EUR1=$1.43 into a gain of EUR 24.4 million ($35.0 million at the convenience rate) and was recorded as income from litigation settlement, a component of Eurand’s operating income for the year ended December 31, 2008.  Excluding the impact of this gain, operating result in 2008 would have been a loss of EUR 7.5 million ($10.7 million).

The net loss for 2009 was EUR 5.9 million ($8.5 million), or EUR (0.13) per diluted share ($(0.18) per share). Net income for 2008 was EUR 13.6 million ($19.5 million), or EUR 0.29 per diluted share ($0.42 per share).  Excluding the impact of the gain attributable to the settlement of EUR 24.4 million ($35.0 million at the convenience rate) and an estimate of related tax effect, net income would have been a loss of approximately EUR 10.6 million ($15.2 million), or EUR (0.24) per diluted share ($(0.34) per share), in 2008.

Attached to this news release are three items:

1.	Selected consolidated statements of operations for the three months ended December 31, 2009 compared with the same period in 2008

2.	Selected consolidated statements of operations for the year ended December 31, 2009 compared with the same period in 2008

3.	Selected balance sheet data as of December 31, 2009 and 2008

This news release contains translations of euros into U.S. dollars at a convenience rate of EUR1=$1.4332, the noon buying rate at the Federal Reserve Bank of
New York on December 31, 2009.

Percentage variances quoted in “constant currency” represent the increase or decrease recomputed as if euro/dollar exchange rates had been the same in the three months ended December 31, 2009 as they were in the same period in 2008. As a guide, average exchange rates were EUR1=$1.478 in the three months to December 31, 2009, EUR1=$1.393 in the 12 months to December 31, 2009, EUR1=$1.317 in the three months to December 31, 2008 and EUR1=$1.471 in the 12 months to December 31, 2008.

Conference Call Information

Eurand will host a conference call today, Thursday, March 4, 2010 at 8:30 a.m. Eastern Time, 2:30 p.m. Central Europe Time, covering the fourth quarter and full-year 2009 financial results.  To participate in the conference call, U.S. participants dial 1-877-407-9039, international participants dial +1-201-689-8470.  A replay of the call will be available until April 4, 2010.  To participate in the replay of the call, U.S. participants dial 1-877-660-6853, international participants dial +1-201-612-7415. The account number is: 3055, conference ID number: 343839.

A live web cast of the call will also be available from the investor relations section of the company website at www.eurand.com. Following the live webcast, the archived version of the call will be available at the same URL until April 4, 2010.

About Eurand

Eurand is a specialty pharmaceutical company that develops, manufactures and commercializes enhanced pharmaceutical and biopharmaceutical products based on its proprietary pharmaceutical technologies.  Eurand has had six products approved by the FDA since 2001 and has a pipeline of product candidates in development for itself and its collaboration partners. Its technology platforms include bioavailability enhancement of poorly soluble drugs, custom release profiles and taste-masking orally disintegrating tablet (ODT) formulations. Eurand is a global company with facilities in the U.S. and Europe.  For more information, visit Eurand’s website at www.eurand.com.

Forward-Looking Statement

This release and oral statements made with respect to information contained in this release, including statements about the potential of ZENPEP to treat Exocrine Pancreatic Insufficiency, constitute forward-looking statements.  Such forward-looking statements include those which express plan, anticipation, intent, contingency, goals, targets or future development and/or otherwise are not statements of historical fact.  The words “expects”, “potentially”, “anticipates”, “could”, “calls for” and similar expressions also identify forward-looking statements. These statements are based upon management's current expectations and are subject to risks and uncertainties, known and unknown, which could cause actual results and developments to differ materially from those expressed or implied in such statements. Factors that could affect actual results include risks associated with our ability to market, commercialize and achieve market acceptance for ZENPEP or to develop or partner any of our other products. A non-exclusive list of important factors that may affect future results may be found in Eurand’s filings with the Securities and Exchange Commission, including its Form F-3, annual report on Form 20-F and periodic reports on Form 6-K. Investors should evaluate any statement in light of these important factors. Forward-looking statements contained in this press release are made as of this date, and we undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.  Actual events could differ materially from those anticipated in the forward-looking statements.

#  #  #

Contacts:

Bill Newbould                                                                                     Nick Laudico/Sara Pellegrino
Vice President, Investor Relations                                                  The Ruth Group
Eurand N.V.                                                                                         +1 646-536-7030/7002
+1 267-759-9335                                                                                  nlaudico@theruthgroup.com
bill.newbould@eurand.com                                                              spellegrino@theruthgroup.com

Item 1. Selected consolidated statements of operations for the three months ended December 31, 2009 compared with the same period in 2008

	Three months ended December 31,
	2009	2009	2008
				At Current	% Change At constant
	$'000(a)	euro'000	euro'000	currency	currency

Product sales	37,060	25,858	19,257	34%	45%
Royalty income	3,715	2,592	2,770	-6%	4%
Development fees	2,651	1,850	3,677	-50%	-46%
	----------	----------	---------	----------	-------
Total revenues	43,426	30,300	25,704	18%	28%
Cost of goods sold	(22,782)	(15,896)	(14,179)	12%	22%
R & D expenses	(7,698)	(5,371)	(7,117)	-25%	-19%
S,G & A expenses	(18,478)	(12,893)	(7,260)	78%	95%
Amortization of intangibles	(473)	(330)	(283)	17%	25%
Other expenses	(595)	(415)	(50)	N.M.	N.M.
	----------	----------	---------	----------	-------
Operating loss	(6,600)	(4,605)	(3,185)	N.M.	N.M.

Financial income (expense), net	305	213	(8)	N.M.	N.M.
	----------	----------	---------	----------	-------
Loss before taxes	(6,295)	(4,392)	(3,193)	N.M.	N.M.

Income taxes	657	458	403	N.M.	N.M.
	----------	----------	---------	----------	------
Net loss	(5,638)	(3,934)	(2,790)	N.M.	N.M.
	==========	==========	=========	========	=======
Basic and diluted net loss per share	$(0.12)	€(0.08)	€(0.06)
Weighted average number of shares used to compute basic and diluted loss per share	47,263,014	47,263 014	45,615,976

(a)	Figures in U.S. dollars are translated from the euro for convenience, at a rate of 1Euro=$1.4332, the noon buying rate at the Federal Reserve Bank of New York on December 31, 2009.

Item 2. Selected consolidated statements of operations for the year ended December 31, 2009 compared with the same period in 2008

	Year ended December 31,
	2009	2009	2008
				At current	% Change At constant
	$'000(a)	euro'000	euro'000	currency	currency

Product sales	141,900	99,009	79,932	24%	20%
Royalty income	15,342	10,705	8,140	32%	25%
Development fees	15,600	10,885	10,464	4%	-1%
	----------	----------	----------	--------	---------
Total revenues	172,842	120,599	98,536	22%	18%
Cost of goods sold	(87,745)	(61,223)	(53,811)	14%	12%
R & D expenses	(33,776)	(23,567)	(20,291)	16%	12%
S,G & A expenses	(53,599)	(37,398)	(30,516)	23%	22%
Amortization of intangibles	(1,960)	(1,368)	(1,361)	1%	-3%
Other expenses	(595)	(415)	(50)	N.M.	N.M.
Income from litigation settlement	-	-	24,404	N/A	N/A
	----------	----------	----------	--------	---------
Operating income (loss)	(4,833)	(3,372)	16,911	N.M.	N.M.

Financial income, net	231	161	357	N.M.	N.M.
	----------	----------	----------	--------	---------
Income (loss) before taxes	(4,602)	(3,211)	17,268	N.M.	N.M.

Income taxes	(3,860)	(2,693)	(3,639)	N.M.	N.M.
	----------	----------	----------	--------	---------
Net income (loss)	(8,462)	(5,904)	13,629	N.M.	N.M.
	==========	==========	==========	========	=========
Basic net income (loss) per share	$(0.18)	€(0.13)	€0.30
Diluted net income (loss) per share	$(0.18)	€(0.13)	€0.29
Weighted average number of shares used to compute basic income (loss) per share	46,136,546	46,136,546	44,921,051
Weighted average number of shares used to compute diluted income (loss) per share	46,136,546	46,136,546	46,377,076

(a)	Figures in U.S. dollars are translated from the euro for convenience, at a rate of 1Euro=$1.4332, the noon buying rate at the Federal Reserve Bank of New York on December 31, 2009.

Item 3. Selected balance sheet data as of December 31, 2009 and 2008

	December 31,		December 31,
	2009	2009	2008
	$'000 (1)	euro'000	euro'000

Cash and cash equivalents	24,211	16,893	19,146
Marketable securities	33,034	23,049	3,592
Total debt	297	207	186
Total shareholders' equity	159,908	111,574	102,102

Figures in U.S. dollars are translated from the euro for convenience, at a rate of 1Euro=$1.4332, the noon buying rate at the Federal Reserve Bank of New York on December 31, 2009.